                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of:  April 2001                   Commission File Number:  1-12384



                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                 Form 40-F     X
                  ---------                                 ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                       No            X
                  ---------                                 ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                 EXHIBIT INDEX


       EXHIBIT                          DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
EXHIBIT 1               PRESS RELEASE ISSUED APRIL 18, 2001 RE:  SUNCOR ENERGY
                        REPORTS RECORD QUARTERLY EARNINGS AND CASH FLOW

                                    EXHIBIT 1

APRIL 18, 2001

FOR IMMEDIATE RELEASE


FIRST QUARTER 2001

SUNCOR ENERGY REPORTS RECORD QUARTERLY EARNINGS AND CASH FLOW

COMMODITY PRICES, IMPROVED REFINING MARGINS, CONTRIBUTE TO EARNINGS IMPROVEMENT


FIRST QUARTER SUMMARY

(ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE.)

- First quarter earnings for 2001 rose to a record $125 million, up from $105 million in the first quarter of 2000.

- Cash flow from operations was a record $275 million, compared with $269 million during the same period last year.

- Total daily production for Suncor averaged 135,100 barrels of oil equivalent(1) (BOE), a decrease over the first quarter daily average in 2000 of 148,600 BOE.

- Oil Sands production averaged 113,400 barrels per day in the quarter, compared with 114,800 barrels per day in the first quarter of 2000. Sales in the quarter were 106,500 barrels per day, down from 117,900 barrels per day in the first quarter of 2000.

- Due to lower sales volume and higher energy costs, Oil Sands base plant cash operating costs increased to $12.65 per barrel compared with $11.10 per barrel in the first quarter of 2000.

- Project Millennium reached the 80 per cent completion mark. Project costs spent to date are $2.65 billion.

- Suncor's Natural Gas business produced an average of 21,700 BOE per day compared with 33,800 BOE per day during the first quarter last year. Production during the quarter consisted of 177 million cubic feet per day of natural gas; 2,300 barrels per day of natural gas liquids; and 1,700 barrels per day of crude oil.

- Refining margins for Sunoco improved almost 15 per cent, averaging 6.2 cents per litre (cpl) compared with 5.4 cpl in the first quarter of 2000. Retail gasoline margins for Sunoco's branded retail outlets were 6.1 cpl compared to 6.8 cpl in the first quarter of 2000.

--------
(1)  Converted at a 10:1 basis

-------------------------------------------------------------------------------------------------------------

NET EARNINGS COMPONENTS                                         3 MONTHS ENDED           3 MONTHS ENDED
($ millions after income taxes)                                 MARCH 31, 2001           MARCH 31, 2000
-------------------------------------------------------------------------------------------------------------

Operational earnings                                                 131                       105
-------------------------------------------------------------------------------------------------------------

Oil Sands
   Start-up expenses - Project Millennium                             (6)                      ---
-------------------------------------------------------------------------------------------------------------

Net Earnings                                                         125                       105
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATIONS COMPONENTS                            3 MONTHS ENDED           3 MONTHS ENDED
($ millions)                                                    MARCH 31, 2001           MARCH 31, 2000
-------------------------------------------------------------------------------------------------------------

Operational cash flow                                                302                       269
-------------------------------------------------------------------------------------------------------------

Oil Sands
   Start-up expenses & overburden
   Removal - Project Millennium                                      (27)                      ---
-------------------------------------------------------------------------------------------------------------

Cash flow from operations                                            275                       269
-------------------------------------------------------------------------------------------------------------

Earnings for the first quarter of 2001 rose to a quarterly record of $125 million ($0.53 per common share), up from $105 million ($0.45 per common share) in the first quarter of 2000. The improvement was primarily a result of increased commodity prices (including the impact of a weaker Canadian dollar versus the U.S. dollar), higher downstream refining margins and a lower crude oil hedging loss. These favourable factors were partially offset by lower sales volumes, a higher light/heavy crude oil differential, higher interest expenses, start-up costs associated with Project Millennium, and Stuart Oil Shale Project costs.

During the first quarter, cash flow from operations was a record $275 million ($1.19 per common share), compared with $269 million ($1.16 per common share) in the first quarter of 2000. Revenue was $1 billion compared with $779 million during the same period in 2000.

"Continued strong crude oil prices, higher natural gas prices and improved downstream refining margins gave Suncor a strong start to the year," said Rick George, president and chief executive officer. "To sustain these record returns Suncor will continue to focus on improving operational reliability and reducing operating costs an effort aimed at driving higher returns through production growth, not commodity prices."

During the quarter Suncor recorded a $45 million hedging loss from its crude oil hedging program, compared to a loss of $51 million in the first quarter of 2000.

Total production of crude oil, natural gas and natural gas liquids averaged 135,100 BOE per day, a decrease from the 2000 first quarter average of 148,600 BOE per day. The decrease reflects lower production from the Natural Gas business primarily due to last year's property divestments.

OIL SANDS PRODUCTION STEADY

Oil Sands recorded earnings of $69 million in the first quarter, compared with $90 million in the same quarter of 2000. Cash flow from operations declined to $140 million, down from $199 million in the first quarter of 2000.

Oil Sands production in the quarter averaged 113,400 barrels per day, compared with 114,800 barrels per day in the first quarter of 2000, mainly due to ore quality variability in February. A maintenance shutdown in early April, which allowed for repairs to the 5C9 fractionating tower, is expected to improve production rates during the remainder of the year. Oil Sands original production target of 130,000 barrels per day for 2001 includes the estimated impact of this maintenance.

Sales volumes for the quarter declined to 106,500 barrels per day from 117,900 barrels per day in the first quarter of 2000. The decline occurred as Suncor built back inventory to normal operational levels. Inventory had declined to help meet customer requirements during the 5C9 maintenance shutdown.

Cash operating costs increased to $12.65 per barrel compared with $11.10 per barrel in the first quarter of 2000. The increase was due to the lower sales volume and higher energy costs. The first quarter costs for 2001 increase to $15.40 per barrel when Project Millennium start-up costs are included.

-------------------------------------------------------------------------------------------------------------

OIL SANDS CASH OPERATING COST                                      3 MONTHS ENDED         3 MONTHS ENDED
(dollars per sales barrel)                                         MARCH 31, 2001         MARCH 31, 2000
-------------------------------------------------------------------------------------------------------------

Base plant                                                             12.65                   11.10
-------------------------------------------------------------------------------------------------------------

Start-up expenditures - Project Millennium                              2.75                    ---
-------------------------------------------------------------------------------------------------------------

Total cash operating costs                                             15.40                   11.10
-------------------------------------------------------------------------------------------------------------

Several milestones for advancing Project Millennium were met during the quarter, including successfully testing improved extraction technology that is expected to operate at a lower cost and be easier to maintain than the existing method; and completion of a continuous water recycling system that should contribute to energy efficiency by recycling waste heat and reducing water use. Construction was also completed on TransAlta's co-generation facility, where a portion of the output will help meet Suncor's long-term needs for electricity and steam.

"We're making significant progress and expect to complete Project Millennium on schedule," said George. "We are on track to deliver on our commitments for growth and see our average daily oil production capacity increase to 225,000 barrels per day by year-end."

By the end of the quarter, Project Millennium had reached the 80 per cent completion mark with engineering, equipment and material purchases all essentially complete. Project expenditures at the end of the first quarter were $2.65 billion. Suncor's current $2.8 billion estimate remains unchanged, however, construction cost pressures continue to challenge the project. Construction productivity in the second quarter will be important. Suncor expects to provide a final cost estimate early in the third quarter when the project is expected to be over 90 per cent complete.

NATURAL GAS SETS RECORD FOR EARNINGS AND CASH FLOW

Natural Gas earnings increased to $53 million in the first quarter, up from $8 million in first quarter of 2000. Cash flow from operations for the quarter was $127 million compared with $48 million for the first quarter 2000.

Production averaged 21,700 BOE per day compared with 33,800 BOE per day during the first quarter last year. Natural gas production in the quarter averaged 177 million cubic feet (mmcf) per day down from 222 mmcf per day in the first quarter of 2000. The decrease primarily reflects property divestments that occurred last year and natural reservoir decline.

"One year after unveiling its new strategy, Natural Gas has made progress in building and sustaining a profitable business," said George.


SUNOCO EARNINGS DRIVEN BY REFINING MARGINS

Sunoco's first quarter earnings were $23 million, compared with $19 million in the first quarter of 2000. Cash flow from operations was $50 million for the quarter compared with $46 million in the same quarter in 2000.

In the first quarter, refining margins improved almost 15 per cent, averaging
6.2 cents per litre (cpl) compared with 5.4 cpl in the first quarter of 2000. Strong demand for gasoline and distillates in North America accompanied by low inventories contributed to the improved margins. Sales volumes increased by more than four per cent over the same quarter last year.

In January, operational problems associated with the Sarnia Refinery's catalytic cracker increased maintenance costs and resulted in Sunoco making product purchases to ensure customer requirements were met. The cat cracker returned to full production later that same month.

Retail gasoline margins for Sunoco's branded retail outlets were 6.1 cpl compared to 6.8 cpl in the first quarter of 2000. The decline is primarily due to competitive market pressures and price related costs for Sunoco's customer loyalty program. A three per cent improvement in retail gasoline sales volumes at Sunoco's branded retail sites partially offset the margin decline.


STUART OIL SHALE

Subsequent to the end of the quarter, Suncor sold its interest in the Stuart Oil Shale Project to Southern Pacific Petroleum and Central Pacific Minerals (SPP/CPM) and will record a write off in the second quarter of $3 million.

"While we think the Project has potential for the future, we had to make a choice among competing growth priorities," said George. "For Suncor, it makes sense to focus our people and resources on growing our core businesses in Canada."


PROGRESS ON SUSTAINABLE DEVELOPMENT

Suncor's plan to establish an alternative and renewable energy business was advanced during the quarter with the company acquiring a $3 million minority equity interest in Northern Power Systems - a Vermont based firm that specializes in wind and solar energy. The two companies have also signed a non-binding letter of intent to form a joint venture to develop large-scale wind power generation and other renewable energy projects in Canada.

Suncor Energy is an integrated Canadian energy company. Its Oil Sands business mines and upgrades oil sand and markets custom-blended refinery feedstock and diesel fuel. Suncor is also a conventional natural gas and oil producer in Western Canada and operates a refining and marketing business in Ontario under the Sunoco brand. At the same time as Suncor meets today's energy needs, the company is also investing in alternative and renewable energy for the future. Suncor Energy common shares (symbol SU) and preferred securities are listed for trading on the Toronto and New York Stock exchanges.

This news release contains forward-looking information including forward looking statements that may be identified by words such as "expects", "schedules", "goals", "targets" and similar expressions. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in Suncor Energy's annual report to shareholders and other documents filed with regulatory authorities.

                                     - 30 -

Media & Investor Inquiries:
John Rogers

(403) 269-8670

For more information about Suncor Energy, visit our website at WWW.SUNCOR.COM.

SUNCOR ENERGY INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

                                                                                   Three              Three
                                                                                   months             months
                                                                               ended March 31     ended March 31
                          ($ millions)                                              2001               2000
                                                                               --------------     ---------------
REVENUES (NOTE 2)                                                                       1,001                 779
                                                                               --------------     ---------------

EXPENSES
Purchases of crude oil and products (note 2)                                              306                 155
Operating, selling and general                                                            230                 217
Exploration                                                                                 1                  10
Royalties                                                                                  57                  43
Taxes other than income taxes                                                              86                  84
Depreciation, depletion and amortization                                                   88                  91
Gain on disposal of assets                                                                  -                  (1)
Start-up expenses - Project Millenium (note 3)                                             10                   -
Interest                                                                                    4                   -
                                                                               --------------     ---------------

                                                                                          782                 599
                                                                               --------------     ---------------

EARNINGS BEFORE INCOME TAXES                                                              219                 180
                                                                               --------------     ---------------

PROVISION FOR INCOME TAXES
Current                                                                                    17                   7
Future                                                                                     77                  68
                                                                               --------------     ---------------

                                                                                           94                  75
                                                                               --------------     ---------------

NET EARNINGS                                                                              125                 105

Dividends on preferred securities                                                          (7)                 (6)
                                                                               --------------     ---------------

Net earnings attributable to
  common shareholders                                                                     118                  99
                                                                               --------------     ---------------

PER COMMON SHARE  (dollars)
Net earnings attributable to
  common shareholders
    - basic                                                                              0.53                0.45
                                                                               --------------     ---------------
    - diluted                                                                            0.52                0.45
                                                                               --------------     ---------------
Cash dividends                                                                          0.085               0.085
                                                                               --------------     ---------------

                                      (See accompanying notes)

SUNCOR ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)


                                                                                   March 31                     December 31
                          ($ millions)                                                 2001                            2000
                                                                             --------------                   -------------
ASSETS
Current assets
  Cash and cash equivalents                                                              45                              21
  Accounts receivable                                                                   401                             407
  Future income taxes                                                                    45                              45
  Inventories                                                                           215                             192
                                                                             --------------                   -------------

Total current assets                                                                    706                             665
                                                                             --------------                   -------------

Capital assets, net                                                                   6 215                           5 883
Deferred charges and other                                                              171                             166
Future income taxes                                                                     131                             119
                                                                             --------------                   -------------

Total assets                                                                          7 223                           6 833
                                                                             --------------                   -------------
                                                                             --------------                   -------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term borrowings                                                                  30                              64
  Accounts payable                                                                      373                             424
  Accrued liabilities                                                                   237                             285
  Income taxes payable                                                                    7                              15
  Future income taxes                                                                     5                               9
  Taxes other than income taxes                                                          29                              39
  Current portion of long-term borrowings                                                 1                               1
                                                                             --------------                   -------------

Total current liabilities                                                               682                             837
                                                                             --------------                   -------------

Long-term borrowings                                                                  2 528                           2 192
Accrued liabilities and other                                                           261                             252
Future income taxes                                                                   1 173                           1 080

Shareholders' equity (see below)                                                      2 579                           2 472
                                                                             --------------                   -------------

Total liabilities and shareholders' equity                                            7 223                           6 833
                                                                             --------------                   -------------
                                                                             --------------                   -------------

Shareholders' equity:

                                                                       Number                         Number
                                                               --------------               ----------------

Preferred securities                                               17 540 000           514       17 540 000            514
Share capital                                                     222 420 334           545      221 900 579            537
Retained earnings                                                                     1 520                           1 421
                                                                             --------------                   -------------

                                                                                      2 579                           2 472
                                                                             --------------                   -------------
                                                                             --------------                   -------------

SUNCOR ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

                                                                                        Three                Three
                                                                                       months               months
                                                                                        ended                ended
                                                                                       March 31             March 31
                          ($ millions)                                                   2001                 2000
                                                                                    -----------          -----------
OPERATING ACTIVITIES
Cash flow provided from operations (1), (2)                                                 275
Decrease (increase) in operating working capital
   Accounts receivable                                                                        6                  (65)
   Inventories                                                                              (23)                  (8)
   Accounts payable and accrued liabilities                                                 (99)                 (36)
   Taxes payable                                                                            (16)                 (16)
                                                                                    -----------          -----------

CASH PROVIDED FROM OPERATING ACTIVITIES                                                     143                  144
                                                                                    -----------          -----------

CASH USED IN INVESTING ACTIVITIES (2)                                                      (398)                (460)

                                                                                    -----------          -----------

NET CASH DEFICIENCY BEFORE
  FINANCING ACTIVITIES                                                                     (255)                (316)
                                                                                    -----------          -----------

FINANCING ACTIVITIES
Decrease in short-term borrowings                                                           (34)                 (17)
Net increase in long-term borrowings                                                        336                  360
Issuance of common shares under stock option plan                                             6                    1
Dividends paid on preferred securities (3)                                                  (12)                 (11)
Dividends paid on common shares                                                             (17)                 (19)
                                                                                    -----------          -----------

CASH PROVIDED FROM FINANCING ACTIVITIES                                                     279                  314
                                                                                    -----------          -----------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                                           24                   (2)

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                                                        21                    5
                                                                                    -----------          -----------

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                                                              45                    3
                                                                                    -----------          -----------
                                                                                    -----------          -----------

PER COMMON SHARE (dollars)

(1) Cash flow provided from operations                                                     1.24                 1.22
(3) Dividends paid on preferred securities (pre-tax)                                       0.05                 0.06
     Cash flow provided from operations after deducting                             -----------          -----------
     dividends paid on preferred securities                                                1.19                 1.16
--------------------------------------------------------------------------------------------------------------------
(2) See Schedules of Segmented Data

                                                (See accompanying notes)

SUNCOR ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

                                                                      Preferred           Share           Retained
                           ($ millions)                              Securities         Capital           Earnings
                                                              -----------------  --------------   ----------------
AT DECEMBER 31, 1999                                                        514             524              1 070
Net earnings                                                                  -               -                105
Dividends paid on preferred securities                                        -               -                 (6)
Dividends paid on common shares                                               -               -                (19)
Issued for cash under stock option plan                                       -               1                  -
Income taxes - impact of new standard                                         -               -                 57
                                                              -----------------  --------------   ----------------
AT MARCH 31, 2000                                                           514             525              1 207
                                                              -----------------  --------------   ----------------

AT DECEMBER 31, 2000                                                        514             537              1 421
Net earnings                                                                  -               -                125
Dividends paid on preferred securities                                        -               -                 (7)
Dividends paid on common shares                                               -               -                (17)
Issued for cash under stock option plan                                       -                                  -
Issued under dividend reinvestment plan                                       -               2                 (2)
                                                              -----------------  --------------   ----------------
AT MARCH 31, 2001                                                           514             545              1 520
                                                              -----------------  --------------   ----------------

                                            (See accompanying notes)

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                        Oil Sands        Natural Gas           Sunoco

                                               -----------------------------------------------------------------------
               ($ millions)                          2001       2000         2001       2000         2001        2000
                                               ----------- ----------  -----------  ---------  -----------  ----------
EARNINGS
Three months ended March 31

REVENUES
Sales and other operating revenues                    252        151           82         46          666         581
Intersegment revenues                                  41        191          108         44            -           -
Interest                                                -          -            -          -            -           -
                                               ----------- ----------  -----------  ---------  -----------  ----------
                                                      293        342          190         90          666         581

EXPENSES
Purchases of crude oil and products                     -          -            -          -          449         382
Operating, selling and general                        108        109           14         23           84          73
Exploration                                             -          -            1         10            -           -
Royalties                                               7         25           50         18            -           -
Taxes other than income taxes                           3          3            1          -           82          81
Depreciation, depletion and amortization               57         55           18         23           14          13
Gain on disposal of assets                              -          -            -         (1)           -           -
Start-up expenses - Project Millennium                 10          -            -          -            -           -
Interest                                                -          -            -          -            -           -
                                               ----------- ----------  -----------  ---------  -----------  ----------

                                                      185        192           84         73          629         549
                                               ----------- ----------  -----------  ---------  -----------  ----------

EARNINGS (LOSS) BEFORE INCOME TAXES                   108        150          106         17           37          32

                                                                      Corporate and        Total
                                                                       Eliminations
                                                -------------------------------------------------
               ($ millions)                           2001        2000         2001         2000
                                                -----------  ---------- ------------ ------------
EARNINGS
Three months ended March 31

REVENUES
Sales and other operating revenues                       -           -        1 000          778
Intersegment revenues                                 (149)       (235)           -            -
Interest                                                 1           1            1            1
                                                -----------  ---------- ------------ ------------
                                                      (148)       (234)       1 001          779

EXPENSES
Purchases of crude oil and products                   (143)       (227)         306          155
Operating, selling and general                          24          12          230          217
Exploration                                              -           -            1           10
Royalties                                                -           -           57           43
Taxes other than income taxes                            -           -           86           84
Depreciation, depletion and amortization                (1)          -           88           91
Gain on disposal of assets                               -           -            -           (1)
Start-up expenses - Project Millennium                   -           -           10            -
Interest                                                 4           -            4            -
                                                -----------  ---------- ------------ ------------

                                                      (116)       (215)         782          599
                                                -----------  ---------- ------------ ------------

EARNINGS (LOSS) BEFORE INCOME TAXES                    (32)        (19)         219          180

Income taxes                                          (39)       (60)         (53)        (9)         (14)        (13)
                                               ----------- ----------  -----------  ---------  -----------  ----------

NET EARNINGS (LOSS)                                    69         90           53          8           23          19
                                               ----------- ----------  -----------  ---------  -----------  ----------
                                               ----------- ----------  -----------  ---------  -----------  ----------

CAPITAL EMPLOYED
As at  March 31                                     1 500      1 520          320        709          520         469
                                               ----------- ----------  -----------  ---------  -----------  ----------
                                               ----------- ----------  -----------  ---------  -----------  ----------

Twelve months ended March 31
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%)                               19.5       16.8         28.0        6.2         17.3         8.1
                                               ----------- ----------  -----------  ---------  -----------  ----------
                                               ----------- ----------  -----------  ---------  -----------  ----------
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%) *                              8.7       11.6         28.0        6.2         17.3         8.1
                                               ----------- ----------  -----------  ---------  -----------  ----------
                                               ----------- ----------  -----------  ---------  -----------  ----------


Income taxes                                           12           7           (94)         (75)
                                                -----------  ---------- ------------ ------------

NET EARNINGS (LOSS)                                   (20)        (12)          125          105
                                                -----------  ---------- ------------ ------------
                                                -----------  ---------- ------------ ------------

CAPITAL EMPLOYED
As at  March 31                                       (17)        (66)        2 323        2 632
                                                -----------  ---------- ------------ ------------
                                                -----------  ---------- ------------ ------------

Twelve months ended March 31
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%)                                  -           -          16.3         11.0
                                                -----------  ---------- ------------ ------------
                                                -----------  ---------- ------------ ------------
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%) *                                -           -           8.9          8.3
                                                -----------  ---------- ------------ ------------
                                                -----------  ---------- ------------ ------------

* The company's definition of capital employed excludes capitalized costs related to major projects in progress. If capital employed were to include these capitalized costs, the return on average capital employed would be as stated on this line.

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(cont'd)
(unaudited)

                                                                        Oil Sands        Natural Gas           Sunoco

                                               -----------------------------------------------------------------------
               ($ millions)                          2001       2000         2001       2000         2001        2000
                                               ----------- ----------  -----------  ---------  -----------  ----------

CASH FLOW BEFORE
 FINANCING ACTIVITIES
three months ended March 31

CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from
   (used in) operations
     Net earnings (loss)                               69          90          53           8          23          19
     Exploration expenses
        Cash                                            -           -           -           4           -           -
        Dry hole costs                                  -           -           1           6           -           -
     Non-cash items included in earnings
        Depreciation, depletion
          and amortization                             57          55          18          23          14          13
        Future income taxes                            37          57          53          (4)          1           6
        Current income tax provision
          allocated to Corporate                        2           3           -          13          13           7
        Gain on disposal of assets                      -           -           -          (1)          -           -
        Other                                           2           3           1          (1)          1           1
     Overburden removal outlays                        (9)         (5)          -           -           -           -
     Overburden removal outlays -
       Project Millenium                              (17)         (3)          -           -           -           -


                                                                      Corporate and        Total
                                                                       Eliminations
                                                -------------------------------------------------
               ($ millions)                           2001        2000         2001         2000
                                                -----------  ---------- ------------ ------------

CASH FLOW BEFORE
 FINANCING ACTIVITIES
three months ended March 31

CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from
   (used in) operations
     Net earnings (loss)                             (20)          (12)         125          105
     Exploration expenses
        Cash                                            -            -            -            4
        Dry hole costs                                  -            -            1            6
     Non-cash items included in earnings
        Depreciation, depletion
          and amortization                             (1)           -           88           91
        Future income taxes                           (14)           9           77           68
        Current income tax provision
          allocated to Corporate                      (15)         (23)           -            -
        Gain on disposal of assets                      -            -            -           (1)
        Other                                           1           (4)           5           (1)
     Overburden removal outlays                         -            -           (9)          (5)
     Overburden removal outlays -
       Project Millenium                                -            -          (17)          (3)

     Increase (decrease) in deferred credits
       and other                                       (1)         (1)          1           -          (2)          -
                                                 ---------  ----------  ----------  ----------  ----------  ----------

   Total cash flow provided from
     (used in) operations                             140         199         127          48          50          46

   Decrease (increase) in operating
     working capital                                 (111)        (93)         49         (20)        (28)        (25)
                                                 ---------  ----------  ----------  ----------  ----------  ----------

   Total cash provided from (used in)
     operating activities                              29         106         176          28          22          21
                                                 ---------  ----------  ----------  ----------  ----------  ----------



CASH USED IN INVESTING ACTIVITIES:
   Capital and exploration expenditures              (362)       (406)        (30)        (40)         (4)         (5)
   Deferred maintenance
     shutdown expenditures                              -           -           -           -           -           -
   Deferred outlays and other investments               -          (3)          -           -          (1)         (3)
   Proceeds from disposals                              -           -           -           3           -           -
                                                 ---------  ----------  ----------  ----------  ----------  ----------

   Total cash used in investing activities           (362)       (409)        (30)        (37)         (5)         (8)
                                                 ---------  ----------  ----------  ----------  ----------  ----------

NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES                         (333)       (303)        146          (9)         17          13
                                                 ---------  ----------  ----------  ----------  ----------  ----------
                                                 ---------  ----------  ----------  ----------  ----------  ----------


     Increase (decrease) in deferred credits
       and other                                        7            6            5            5
                                                ----------  ----------- ------------  -----------

   Total cash flow provided from
     (used in) operations                             (42)         (24)         275          269

   Decrease (increase) in operating
     working capital                                  (42)          13         (132)        (125)
                                                ----------  ----------- ------------  -----------

   Total cash provided from (used in)
     operating activities                             (84)         (11)         143          144
                                                ----------  ----------- ------------  -----------



CASH USED IN INVESTING ACTIVITIES:
   Capital and exploration expenditures                (2)          (6)        (398)        (457)
   Deferred maintenance
     shutdown expenditures                              -            -            -            -
   Deferred outlays and other investments               1            -            -           (6)
   Proceeds from disposals                              -            -            -            3
                                                ----------  ----------- ------------  -----------

   Total cash used in investing activities             (1)          (6)        (398)        (460)
                                                ----------  ----------- ------------  -----------

NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES                          (85)         (17)        (255)        (316)
                                                ----------  ----------- ------------  -----------
                                                ----------  ----------- ------------  -----------

SUNCOR INC.
QUARTERLY OPERATING SUMMARY
(unaudited)

                                                                   For the quarter ended                                Total year
                                       --------------------------------------------------------------------------------------------
                                            MAR 31          Dec 31         Sept 30        June 30          Mar 31
                                              2001            2000            2000           2000            2000             2000
                                       ------------    ------------   -------------   ------------    ------------     ------------
OIL SANDS

PRODUCTION (a)                               113.4           110.0           114.2          116.7           114.8            113.9
SALES (a)
  - light sweet crude oil                     53.0            64.0            61.4           64.3            67.7             64.3
  - diesel                                    13.5            11.0             8.9            8.6             8.7              9.3
  - light sour crude oil                      40.0            38.5            42.6           45.2            41.5             42.0
                                       ------------    ------------   -------------   ------------    ------------     ------------
                                             106.5           113.5           112.9          118.1           117.9            115.6
                                       ------------    ------------   -------------   ------------    ------------     ------------
AVERAGE SALES PRICE (b)
  - light sweet crude oil                    36.09           37.22           36.21          33.54           34.35            35.31
  - other (diesel and light
    sour crude oil)                          25.66           23.71           27.84          28.22           28.46            27.09
  - total                                    30.84           31.33           32.39          31.12           31.84            31.67
  - total *                                  38.17           43.27           43.41          39.40           39.19            41.29
CASH OPERATING COSTS (1), (c)                15.40           16.40           14.50          12.20           11.10            13.55
TOTAL OPERATING COSTS (2), (c)               18.60           19.50           17.40          16.60           15.50            17.25

NATURAL GAS
GROSS PRODUCTION **
Conventional
  - natural gas (d)                            177             183             200            195             222              200
  - natural gas liquids (a)                    2.3             2.5             2.8            3.1             3.5              3.0
  - crude oil (a) ***                          1.7             1.6             3.6            3.5             8.1              4.2
  - total (e)                                 21.7            22.4            26.4           26.1            33.8             27.2

AVERAGE SALES PRICE
  - natural gas (f)                          10.73            8.02            4.63           3.70            2.96             4.72

  - natural gas (f) *                        10.81            8.05            4.62           3.70            2.97             4.73
  - natural gas liquids (b)                  45.07           43.00           39.56          32.80           33.16            36.66
  - crude oil - conventional(b)              37.35           36.01           33.09          30.04           26.30            29.50
  - crude oil - conventional(b) *            42.12           44.35           42.31          38.65           38.23            39.80

NET WELLS DRILLED
Conventional - exploratory ****                  2               4               1              9               2               16
             - development                       2               4               5              6               4               19
                                       ------------    ------------   -------------   ------------    ------------     ------------
                                                 4               8               6             15               6               35
                                       ------------    ------------   -------------   ------------    ------------     ------------

SUNCOR INC.

QUARTERLY OPERATING SUMMARY

(unaudited)

                                                                   For the quarter ended                                Total year
                                       -------------------------------------------------------------------------------------------
                                            MAR 31          Dec 31         Sept 30         June 30          Mar 31
                                              2001            2000            2000            2000            2000            2000
                                       -----------     -----------     -----------     -----------     -----------     -----------
SUNOCO
REFINED PRODUCT SALES (g)
Transportation fuels
  Gasoline - retail *****                      4.1             4.4             4.2             4.2             4.0             4.2
           - other                             4.0             4.1             4.1             4.2             3.8             4.0
  Jet fuel                                     1.1             1.0             1.1             1.0             1.1             1.1
  Diesel                                       3.1             3.3             3.0             3.3             2.8             3.1
                                       -----------     -----------     -----------     -----------     -----------     -----------
                                              12.3            12.8            12.4            12.7            11.7            12.4
Petrochemicals                                 0.5             0.6             0.3             0.8             0.6             0.6
Heating oils                                   0.8             0.6             0.2             0.3             0.7             0.4
Heavy fuel oils                                0.9             0.7             0.5             0.6             0.7             0.6
Other                                          0.4             0.5             0.6             0.7             0.6             0.6
                                       -----------     -----------     -----------     -----------     -----------     -----------
                                              14.9            15.2            14.0            15.1            14.3            14.6
                                       -----------     -----------     -----------     -----------     -----------     -----------

NATURAL GAS SALES (d)                           92              95              74              78              84              83
                                       -----------     -----------     -----------     -----------     -----------     -----------

MARGINS (h)
Refining (3)                                   6.2             5.8             6.1             6.3             5.4             5.9
Retail (4)                                     6.1             7.0             6.4             6.4             6.8             6.6

CRUDE OIL SUPPLY AND REFINING
Processed at Suncor refinery (g)               9.8            10.5            10.7            11.0            11.4            10.9
Utilization of refining capacity (%)            88              95              96              99             102              98

*     Excludes the impact of hedging activities.
** Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.

***   Before deducting first quarter 2001 Alberta Crown royalty of
      0.2 thousands barrels per day (first quarter 2000 - 1.0 thousand barrels per day).
****  Excludes exploratory wells in progress.
***** Excludes sales through joint venture interests.

(a) thousands of barrels per day                      (d) millions of cubic feet per day    (g) thousands of cubic metres per day
(b) dollars per barrel                                (e) BOE per day                       (h) cents per litre
(c) dollars per barrel rounded to the nearest $0.05   (f) dollars per thousand cubic feet

DEFINITIONS

(1) Cash operating costs  - operating, selling and general expenses, crude oil and products purchases, taxes other than income taxes and overburden cash expenditures for the period.
(2) Total operating costs - cash and non-cash operating costs (total Oil Sands expenses less royalties in Schedules of Segmented
                            Data).
(3) Refining margin       - average wholesale unit price from all products
                            minus average unit cost of crude oil.
(4) Retail margin         - average street price of Sunoco branded retail
                            gasoline minus refining gasoline price.

METRIC CONVERSION

Crude oil, refined products, etc.  1m3 (cubic metre) = approx. 6.29 barrels
Natural gas                        1m3 (cubic metre) = approx. 35.49 cubic feet

                                                                                     2001                    2000
                                                                          ---------------            ------------
COMMON SHARE INFORMATION
for the quarter ended March 31

Average number outstanding, weighted
  monthly (thousands)                                                             222 115                 221 064
                                                                          ---------------            ------------
                                                                          ---------------            ------------

as at March 31

Share price at end of trading
  Toronto Stock Exchange    - $Canadian                                             40.55                   31.45
                                                                          ---------------            ------------
                                                                          ---------------            ------------

  New York Stock Exchange   - $U.S.                                                 25.90                   21.25
                                                                          ---------------            ------------
                                                                          ---------------            ------------

Book value per common share - $Canadian                                              9.29                    7.84
                                                                          ---------------            ------------
                                                                          ---------------            ------------

                            - $U.S.                                                  5.89                    5.39
                                                                          ---------------            ------------
                                                                          ---------------            ------------

Common share options outstanding                                                6 399 816               6 619 708
                                                                          ---------------            ------------
                                                                          ---------------            ------------

RATIOS
(unaudited)

as at March 31

Debt to debt plus shareholders' equity (%)                                           49.8                    42.7
                                                                          ---------------            ------------
                                                                          ---------------            ------------


                                      18

Net tangible asset coverage on long-term debt (times)
  Before deduction of future income taxes                                             2.4                     2.7
                                                                          ---------------            ------------
                                                                          ---------------            ------------
  After deduction of future income taxes                                              2.0                     2.2
                                                                          ---------------            ------------
                                                                          ---------------            ------------

for the twelve months ended March 31

Debt to cash flow provided from operations (times)                                    2.6                     1.8
                                                                          ---------------            ------------
                                                                          ---------------            ------------
Interest coverage on long-term debt (times)
  Net income                                                                          5.4                     6.7
                                                                          ---------------            ------------
                                                                          ---------------            ------------
  Cash flow from operations                                                           7.9                    10.7
                                                                          ---------------            ------------
                                                                          ---------------            ------------

SUNCOR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.    ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, with the exception to the elimination of intercompany sales as discussed in note 2.

2.    ELIMINATION OF INTERCOMPANY SALES

During the first quarter of 2001, the company changed the methodology of accounting for sales from its upstream operations (Oil Sands and Natural Gas) to its downstream operations (Sunoco) from a deeming concept to the actual tracking of product shipped. This change was made to better reflect the current operational activities within the company. This prospective change will equally increase sales and other operating revenues and purchases of crude oil and products by $96 million and will have no impact on consolidated and segmented net earnings in the accompanying financial statements.

3.    START-UP EXPENSES

Start-up expenses represent pre-operating costs incurred in the commissioning of the company's Oil Sands Project Millenium.

4.    SUPPLEMENTAL INFORMATION

     ------------------------------------------------------------------------
                                                 Three months ended March 31
     ------------------------------------------------------------------------
     ($ millions)                                2001                   2000
     ------------------------------------------------------------------------
     Interest paid                                 43                     28
     ------------------------------------------------------------------------
     Income taxes paid                             20                     16
     ------------------------------------------------------------------------
     Interest expense
     ------------------------------------------------------------------------
         Long term interest cost                   35                     22
     ------------------------------------------------------------------------
         Capitalized interest                     (31)                   (22)
     ------------------------------------------------------------------------
                                                    4                      -
     ------------------------------------------------------------------------

     HEDGE POSITION UPDATE

     --------------------------------------------------------------------------------------------
                                QUANTITY                  $US (WTI)                    $CDN
     --------------------------------------------------------------------------------------------
     2001
     --------------------------------------------------------------------------------------------
     Crude Oil            42,710 bbl/day         @    $18.75                    $26.39
     --------------------------------------------------------------------------------------------
                           4,790 bbl/day         @    $18.75                    $29.58 *
     --------------------------------------------------------------------------------------------
                                                      $26.00 - $31.88           $41.01 - $50.29 *
                          10,000 bbl/day         @    (costless collar)
     --------------------------------------------------------------------------------------------
     2002
     --------------------------------------------------------------------------------------------
     Crude Oil            41,000 bbl/day         @    $20.06                    $28.45
     --------------------------------------------------------------------------------------------
                                                      $22.00 - $26.28           $34.70 - $41.45 *
                          12,000 bbl/day         @    (costless collar)
     --------------------------------------------------------------------------------------------
                                                      $21.00 - $26.19           $33.13 - $41.31 *
                          10,000 bbl/day         @    (costless collar)
     --------------------------------------------------------------------------------------------





     --------------------------------------------------------------------------------------------
                                 QUANTITY                 AVERAGE MARGIN HEDGED
     --------------------------------------------------------------------------------------------
                                                      $US/BBL              $CDN/BBL
     --------------------------------------------------------------------------------------------
     2001 - Q2
     --------------------------------------------------------------------------------------------
     Refined Products -
     Distillate/Gasoline    1.5 million bbls     @    $4.51                $7.11 *
     --------------------------------------------------------------------------------------------
     * For presentation purposes, these $US hedges have been converted to a $CDN equivalent based on the month end $US/$CDN exchange rate of 1.5774.
     --------------------------------------------------------------------------------------------


5.    SUBSEQUENT EVENT - OIL SHALE PROJECT

Effective April 5, 2001, the company sold its interest in the Stuart Oil Shale Project to its partners in the joint venture Southern Pacific Petroleum and Central Pacific Minerals (SPP/CPM). In consideration, the company will retain a 5% royalty interest in Stage 1 of the project and each party will retain its world wide rights to the technology. The company will make total payments as part of the transaction in the amount of AUD$7 million, which SPP/CPM will use to fund Stage 1 operating, capital and transition costs. The company will receive 2.5 million SPP shares and 0.926 million CPM shares in consideration. SPP/CPM will issue the company 12.5 million SPP share options and 4.6 million CPM share options, exercisable over five years at a strike price of AUD$1.25 per SPP share and AUD$3.38 per CPM share.

During the second quarter of 2001, the company will write off the carrying value of the capital assets, surrender its partly paid Restricted Class shares and extinguish the long term borrowings and accrued interest. The resulting after tax charge of the divestment will be $3 million.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         SUNCOR ENERGY INC.

Date: April 18, 2001                     By:    "TERRENCE J. HOPWOOD"
                                                -------------------------------
                                                TERRENCE J. HOPWOOD
                                                Vice President, General Counsel
                                                and Secretary